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                             July 16, 2021

       John Driscoll
       Chief Financial Officer and Director
       New You, Inc.
       6351 Yarrow Drive, Suite E
       Carlsbad, CA 92011

                                                        Re: New You, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 23, 2021
                                                            File No. 024-11562

       Dear Mr. Driscoll:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed June 23, 2021

       Cover Page

   1. Please revise your price range and/or volume to comply with the requirements of Rule
                                                        253(b). In this regard,
we note the high end of the range would result in the company's proceeds exceeding the
maximum permitted amount for a Tier 2 offering. To the extent you elect to reduce the
number of shares being offered, please update your Dilution
                                                        section accordingly.
       Rule 262(d) Bad Actor Disclosure, page 31

   2. We note your disclosure on page 31 concerning the October 11, 2002 order barring Mr.
                                                        Frankovich from
association with any NASD member in any capacity. Please provide us with your analysis
explaining why the order constitutes a qualifying event under the Rule
                                                        262(b) exception of
Regulation A.
 John Driscoll
New You, Inc.
July 16, 2021
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Jessica Ansart at (202) 551-4511 or Jeffrey Gabor at
(202) 551-2544 with
any questions.



                                                             Sincerely,
FirstName LastNameJohn Driscoll
                                                             Division of
Corporation Finance
Comapany NameNew You, Inc.
                                                             Office of Life
Sciences
July 16, 2021 Page 2
cc:       Joe Laxague
FirstName LastName